UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is the Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2013 of Box Ships Inc. (the "Company"), unaudited interim condensed consolidated financial statements of the Company for the nine months ended September 30, 2013 and the accompanying notes thereto.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-181076) declared effective by the Securities and Exchange Commission on May 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: November 27, 2013	By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou
Title: Chief Executive Officer

Box Ships Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2013. Unless otherwise specified herein, references to the "Company" or "we" shall include Box Ships Inc. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission on March 8, 2013. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are Box Ships Inc. We were incorporated under the laws of the Republic of the Marshall Islands on May 19, 2010. We were formed by Paragon Shipping Inc. or Paragon Shipping, to own and operate containerships and pursue containership acquisition opportunities. We commenced operations upon the consummation of our Initial Public Offering (IPO), in April 2011. Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol "TEU."

In July 2013, we completed a public offering of 558,333 of our 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares (the "Series C Preferred Shares") at a public offering price of $24.00 per share. We used the net proceeds from the offering of $12.6 million, net of underwriting discounts and commissions of $0.5 million and offering expenses of $0.3 million, and approximately $7.1 million of our cash reserves to redeem and retire all of our outstanding 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares (the "Series B-1 Preferred Shares"), plus accrued and unpaid dividends. In October 2013, we completed a follow-on public offering of 340,000 of our Series C Preferred Shares at a public offering price of $24.00 per share. We used a portion of the net proceeds of $7.5 million, net of underwriting discounts and commissions of $0.5 million and estimated offering expenses of $0.2 million to repay in full the outstanding balance of $6.0 million under our unsecured loan agreement with Paragon Shipping. In November 2013, we completed the sale of 18,000 Series C Preferred Shares at the offering price of $24.00 per share, through the exercise of the underwriters' over-allotment option, which resulted in net proceeds of $0.4 million. Dividends on the Series C Preferred Shares accrue at a rate equal to 9.00% per annum of the liquidation preference of $25.00 per share and are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, when, as and if declared by our board of directors. A dividend of $0.39375 per Series C Preferred Share, in relation to the 558,333 shares issued in July 2013, was paid on October 1, 2013. The Series C Preferred Shares are traded on the New York Stock Exchange under the symbol "TEUPRC".

As of the date of this filing, our fleet consisted of nine containerships with a TEU weighted average age of 8.8 years, a total capacity of 43,925 TEU and a weighted average remaining charter duration of 13 months.

Vessels Management

We operate through a number of wholly-owned, vessel-owning subsidiaries incorporated in the Republic of Liberia, the Republic of the Marshall Islands and Hong Kong. Allseas Marine S.A., or Allseas, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, provides the commercial and technical management services for all of the vessels in our fleet.

Chartering of Our Fleet

All of our vessels are currently employed under fixed rate time charters with an average remaining term of 13 months (weighted by aggregate contracted charter hire and assuming no exercise of any options to extend the duration of the charters), with expirations ranging from approximately four days to 29 months. Although our chartering strategy is to employ our vessels and any vessels we may acquire in the future on short- to medium-term time charters of one to five years with staggered maturities, we may opportunistically enter into longer-term charters or short-term time charters with durations of less than one-year, or, under certain circumstances, we may operate our vessels on the spot market.

We actively monitor charter rates and vessel operating expenses in order to selectively employ vessels as market conditions warrant. In market conditions where charter rates may or may not cover the operating costs of a vessel, we may choose to lay-up the vessel with the aim of extending the useful life of the vessel and securing more favorable charter rates when vessel supply and demand are more in balance within the containership market.

Time Charters

A time charter is a contract to charter a vessel for a fixed period of time at a specified or floating daily or index-based daily rate and can last from a few days to several years. Under a time charter, the charterer pays for most of the voyage expenses, such as port, canal and fuel costs, agents' fees, extra war risks insurance and any other expenses related to the cargoes, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs, dry-docking and costs relating to a vessel's intermediate and special survey.

Results of Operations

We generate substantially all of our revenues from time charters on which we employ our vessels. Each of the nine vessels in our fleet is currently operating under a fixed rate time charter. Our ongoing cash expenses consist of fees and reimbursements under our management agreements, administrative services agreement, accounting services agreement and executive services agreement, vessel operating expenses and certain other administrative expenses. We do not have any income tax liabilities in the Marshall Islands, Liberia or Hong Kong, but may be subject to tax in the United States on revenues derived from voyages that either begin or end in the United States.

Our financial results are largely driven by the following factors:

•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•
Operating days. We define operating days as the total Calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings, or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.

•
Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•
Time Charter contracts. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Our financial results are also affected by our ability to control our fixed and variable expenses, including our ship-management fees, our operating costs, and our general, administrative and other expenses including insurance. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of lubricants, crew changes and delivery of spare parts.

Time Charter Revenues

Time charter revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the containership market and other factors affecting the charter rates for our vessels.

Vessels operating on time charters for a certain period of time provide predictable cash flows over that period of time.

When vessels are acquired with time charters attached and the charter rate on such charters is above or below the then current market rates, we allocate the purchase price of the vessel and the attached time charter on a relative fair value basis. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and our estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenues.

Voyage Expenses

Voyage expenses, primarily consisting of port, canal, bunker expenses, except for bunkers consumed by our vessels travelling to and from the dry-docks and while the vessels remain unemployed, war risk insurance costs and other crew costs reimbursable by the charterers, are paid for by the charterer under time charter arrangements, except for commissions, which are always paid for by us, regardless of charter type and extra war risk insurance costs and other crew costs, which are paid for by us and reimbursed by the charterers. All voyage expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.

Vessel Operating Expenses

Vessel operating expenses, which are expensed as incurred, include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance (excluding dry-docking), the costs of spares and consumable stores, regulatory fees and other miscellaneous expenses. In addition, vessel operating expenses include amortization of other intangible assets, in relation to manning agreements attached to the purchase agreements of the OOCL Hong Kong and the OOCL China, delivered to us in June and July 2012, respectively. We anticipate that our vessel operating expenses, which generally represent fixed costs, will increase as we add vessels to our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase.

Dry-docking Expenses

Dry-docking and special survey costs are expensed in the period incurred.

Fees paid under our Management Agreements

We have entered into long-term management agreements for each of the vessels in our fleet, pursuant to which Allseas is responsible for all of the commercial and technical management functions of our fleet. See "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Management Agreements with Allseas" of our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 8, 2013, for a detailed description of our management agreements.

Depreciation

We depreciate our vessels over their estimated useful lives determined to be approximately 30 years from the date of their initial delivery from the shipyard. Depreciation is computed using the straight-line method, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Effective January 1, 2013, we revised the estimated scrap rate from $150 to $300 per lightweight ton, to be aligned with the current historical average scrap rate and to better reflect current market conditions.

General and Administrative Expenses

General and administrative expenses include fees payable under our administrative, accounting and executive services agreements with Allseas, directors' fees, office rent, travel, communications, directors and officers insurance, legal, auditing, investor relations and other professional expenses and reflect the costs associated with running a public company. See "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Administrative Services Agreement with Allseas—Executive Services Agreement with Allseas—Accounting Agreement with Allseas" of our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 8, 2013, for a detailed description of these agreements. Furthermore, our general and administrative expenses include share-based compensation. See "Item 6. Directors, Senior Management and Employees—B. Compensation" of our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 8, 2013, for a detailed description of the restricted shares of our common stock issued as incentive compensation under our 2011 Equity Incentive Plan, as amended in February 2013.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries relating to the acquisition of our vessels. We have incurred financing costs and we also expect to incur interest expenses under our future credit facilities in connection with debt to finance future acquisitions, as market conditions warrant.

Selected Information

The following tables present selected unaudited consolidated financial and other data of Box Ships Inc. for the nine months ended September 30, 2012 and 2013, and as of December 31, 2012 and September 30, 2013, which is derived from our interim unaudited consolidated condensed financial statements and notes thereto, included elsewhere herein. All amounts are expressed in United States Dollars, except for fleet data, shown below.

INCOME STATEMENT DATA	Nine Months Ended September 30,
	2012	2013
Net Revenues	$48,200,632	$52,945,603
Operating income	$16,581,924	$18,622,940
Net income	$10,302,601	$12,291,503
Earnings per common share, basic	$0.44	$0.37
Earnings per common share, diluted	$0.44	$0.36

CASH FLOW DATA

Net Cash from operating activities	$22,025,461	$30,351,827
Net Cash used in investing activities	$(62,419,281)	$-
Net Cash from / (used in) financing activities	$41,783,684	$(25,155,839)
Net increase in cash and cash equivalents	$1,389,864	$5,195,988

BALANCE SHEET DATA	December 31, 2012	September 30, 2013
Total assets	$445,063,869	$434,494,197
Total liabilities	$224,284,586	$199,265,241
Total stockholders' equity	$220,779,283	$235,228,956

Fleet Data and Average Daily Results

	Nine Months Ended September 30,
	2012	2013
FLEET DATA
Average number of vessels(1)	7.68	9.00
Calendar days for the fleet(2)	2,104	2,457
Number of vessels at end of period	9	9
Operating days for the fleet(3)	1,933	2,425
Fleet utilization(4)	91.9%	98.7%
AVERAGE DAILY RESULTS
Vessel operating expenses(5)	$5,429	$5,430
Management fees(6)	$803	$839
General and administrative expenses(7)	$1,787	$1,848

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(3)
Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.

(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance other than extra war risk insurance, maintenance, repairs and amortization of intangibles, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(6)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(7)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

Results of Operations – Box Ships Inc.

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012

During the nine months ended September 30, 2013, we operated an average of 9.00 vessels with a 98.7% utilization rate. Our Net Income was $12.3 million resulting in basic and diluted earnings per share of $0.37 and $0.36, respectively.

During the nine months ended September 30, 2012, we operated an average of 7.68 vessels with a 91.9% utilization rate. Our Net Income was $10.3 million resulting in earnings per share of $0.44 on both a basic and diluted basis.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the nine months ended September 30, 2013 and 2012, our vessels operated a total of 2,425 and 1,933 days, respectively, from a total of 2,457 and 2,104 calendar days, respectively. During the nine months ended September 30, 2013, we had 12 idle days related to the Box Voyager, 19 off-hire days related to the scheduled dry-docking of OOCL Hong Kong, which was completed in April 2013 and 1 off-hire day for other operational matters, for a total of 32 off-hire days. During the nine months ended September 30, 2012, we had 126 idle days related to the Box Voyager and Box Trader, 44 off-hire days related to the scheduled dry-dockings of CMA CGM Kingfish and CMA CGM Marlin and 1 off-hire day for other operational matters, for a total of 171 off-hire days. Currently, all vessels in our fleet are employed under fixed rate time charters, having an average weighted remaining charter duration of 13 months (weighted by aggregate contracted charter hire). The Company reported net revenues for the nine months ended September 30, 2013 of $52.9 million, an increase of 9.8% compared to $48.2 million for the nine months ended September 30, 2012, due to the increased operating days of OOCL Hong Kong and OOCL China in the nine months ended September 30, 2013, which was partially offset by the lower re-chartering rates for Box Trader and Box Voyager in the nine months ended September 30, 2013. Our net revenues are also net of the amortization of above/below market acquired time charters, which decreased our revenues and net income for the nine months ended September 30, 2013 and 2012 by $4.0 million and $2.3 million, respectively, or $0.17 and $0.14 per basic common share, respectively.

Voyage expenses

Voyage expenses for the nine months ended September 30, 2013 and 2012 amounted to $2.0 million and $1.9 million, respectively. During the nine months ended September 30, 2013, we incurred increased reimbursable expenses by charterers, which were offset by the increased bunkers consumed in transporting our vessels to and from their dry-docks and bunkers consumed by Box Voyager and Box Trader during the periods the vessels were unemployed in the nine months ended September 30, 2012.

Vessels operating expenses

During the nine months ended September 30, 2013 and 2012, vessels operating expenses amounted to $13.3 million compared to $11.4 million during the nine months ended September 30, 2012. The increase is mainly due to the increased average number of vessels in our fleet. On average, our vessels operating expenses for the nine months ended September 30, 2013 were $5,430 per vessel per day compared to $5,429 per vessel per day, in the nine months ended September 30, 2012. Vessels operating expenses depend on a variety of factors, among which is the age and the size of the vessels.

Dry-docking expenses

During the nine months ended September 30, 2013, the OOCL Hong Kong underwent its scheduled dry-docking, which resulted in 19 off-hire days and expenses amounting to $1.0 million. During the nine months ended September 30, 2012, two of our vessels, the CMA CGM Kingfish and CMA CGM Marlin, underwent their scheduled dry-docking which resulted in 44 off-hire days and expenses amounting to $2.0 million.

Management fees charged by a related party

Management fees charged by Allseas for the nine months ended September 30, 2013 and 2012 were $2.1 million and $1.7 million, respectively, or $839 (€638.85) and $803 (€627.36) per vessel per day, respectively. The increase in management fees was due primarily to the increased average number of vessels. Management fees charged by a related party represent fees for management and technical services in accordance with our management agreements. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the period, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for the nine months ended September 30, 2013 was increased by $0.4 million, to $11.3 million from $10.9 million, for the nine months ended September 30, 2012, mainly due to the increased average number of vessels, which was partially offset by the increase in the scrap rate. Effective January 1, 2013, the Company revised its scrap rate estimate prospectively from $150 to $300 per lightweight ton. The change in accounting estimate does not have a retrospective effect in the financial statements previously reported. The effect of this change was to decrease depreciation expense and to increase net income by approximately $1.0 million, or $0.04 per basic and diluted common share for the nine months ended September 30, 2013.

General and administrative expenses

General and administrative expenses for the nine months ended September 30, 2013 and 2012 were $4.5 million and $3.8 million, or $1,848 and $1,787 per vessel per day, respectively. The increase in G&A expenses was due primarily to increased financial reporting fees and executive services fees paid to our Manager and increased share-based compensation expense. During the nine months ended September 30, 2013 and 2012, expenses related to the provision of our executive services by our Manager amounted to $1.7 million and $1.4 million, respectively, and share-based compensation amounted to $1.5 million and $0.8 million, respectively.

Interest and finance costs

Interest and finance costs amounted to $6.3 million for each of the nine-month periods ended September 30, 2013 and 2012, reflecting the decrease in our average borrowings outstanding, offset by the increase in our average notional amount outstanding under our interest rate swap agreements, period over period.

Cash Flows

Net cash from Operating Activities

Net cash from Operating Activities for the nine months ended September 30, 2013 was $30.4 million. Our vessels generated positive cash flows from revenues, net of commissions, of $57.0 million, while we paid $26.6 million for expenses, of which $5.3 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping.

Net cash from Operating Activities for the nine months ended September 30, 2012 was $22.0 million. Our vessels generated positive cash flows from revenues, net of commissions, of $49.9 million, while we paid $27.9 million for expenses, of which $5.2 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping.

Net cash used in Investing Activities

For the nine months ended September 30, 2013, there was no cash used in investing activities. Net cash used in Investing Activities for the nine months ended September 30, 2012, was $62.4 million, relating to the acquisition of OOCL Hong Kong and OOCL China, including attached intangibles.

Net cash from / (used in) Financing Activities

Net cash used in Financing Activities for the nine months ended September 30, 2013, was $25.2 million. On March 18, 2013, we completed the public offering and issuance of 4,000,000 of our common shares, resulting in net proceeds of $19.9 million, net of underwriting discounts, commissions and other offering costs of $1.1 million in the aggregate. On July 29, 2013, we completed the public offering and issuance of 558,333 shares of our Series C Preferred Shares, resulting in net proceeds of $12.8 million, net of underwriting discounts, commissions and other offering costs of $0.6 million in the aggregate. $19.7 million out of the net proceeds from the Series C Preferred Shares offering and our cash reserves were used to redeem and retire all of our outstanding Series B-1 Preferred Shares. During the nine months ended September 30, 2013, we repaid $25.0 million of our debt, paid financing costs of $0.2 million and paid dividends to our preferred and common shareholders of $1.5 million and $11.5 million, in the aggregate, respectively.

Net cash from Financing Activities for the nine months ended September 30, 2012, was $41.8 million. Included in the $41.8 million, is the proceeds from the issuance of 1,333,333 units, each unit consisting of one 9.75% Series B Cumulative Redeemable Perpetual Preferred Share (the "Series B Preferred Shares") and one warrant to purchase one of our common shares, which amounted to $38.4 million in the aggregate, net of related costs of $0.1 million, together with drawdown of $24.7 million under a secured loan agreement, net of financing costs of $0.3 million, which were used to finance the acquisition of OOCL Hong Kong and OOCL China. On July 18, 2012, we completed the public offering and issuance of 4,285,715 of our common shares, resulting in net proceeds of $28.2 million, net of underwriting discounts, commissions and other offering costs of $1.8 million in the aggregate. We used a portion of the net proceeds of the public offering to redeem 692,641 of the Series B Preferred Shares at a price equal to the liquidation preference of $30.00 per share, or $20.8 million in the aggregate. During the nine months ended September 30, 2012, we repaid $13.3 million of our debt and paid dividends to our preferred and common shareholders of $0.3 million and $15.1 million, respectively.

Liquidity

As of September 30, 2013, our cash and restricted cash (current and non-current) amounted to $22.3 million in the aggregate, of which $10.0 million is considered restricted for minimum liquidity purposes under our loan agreements. As of September 30, 2013, we had total outstanding indebtedness of $191.2 million, of which $28.7 million is scheduled to be repaid in the forthcoming 12-month period. $10.7 million out of the $28.7 million has already been repaid as of the date of this filing. As of September 30, 2013, we were in compliance with all of our debt covenants, or had obtained waivers. Currently, we have no borrowing capacity under our existing loan facilities and no capital commitments. We anticipate that our current financial resources, together with cash generated from operations, will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months.

Dividends

During the nine months ended September 30, 2013, we paid to Neige International, the only holder of the Company's Series B-1 Preferred Shares, dividends of $1.4 million. In addition, in July 2013, in connection to the redemption of the Series B-1 Preferred Shares, we paid to Neige International dividends of $0.1 million.

On September 13, 2013, we declared a cash dividend of $0.39375 per share, or $0.2 million, on our Series C Preferred Shares for the period from the original issuance of the Series C Preferred Shares on July 29, 2013 through September 30, 2013. The dividend was paid on October 1, 2013 to all holders of Series C Preferred Shares of record as of September 30, 2013.

During the nine months ended September 30, 2013, we paid an aggregate dividend of $11.5 million, or $0.46 per share, with respect to the fourth quarter of 2012, first and second quarter of 2013, and on November 7, 2013, we declared a dividend of $0.06 per common share, with respect to the third quarter of 2013, payable on November 28, 2013, to common shareholders of record as of the close of business on November 21, 2013, amounting to $1.5 million.

Loan Facilities

For information relating to our secured and unsecured loans, please see Note 7 to our financial statements included in our annual report on Form 20-F for the year ended December 31, 2012 and Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Recent Developments

For information relating to our recent developments, please see Note 13 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2012 and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein. For a discussion on our critical accounting policies please see Item 5 included in our annual report on Form 20-F for the year ended December 31, 2012.

Fleet List:

The following table provides additional information about our fleet as of November 27, 2013.

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (7)	Charter Expiration	Notes
Box Voyager	2010	3,426	CNC	$6,850	March 2014	1
Box Trader	2010	3,426	Hapag Lloyd	$8,000	April 2014	2
CMA CGM Kingfish	2007	5,095	CMA CGM	$23,000	April 2014	3
CMA CGM Marlin	2007	5,095	CMA CGM	$23,000	May 2014	3
Maersk Diadema	2006	4,546	Maersk	$28,000	December 2013	4
Maule	2010	6,589	CSAV Valparaiso	$38,000	May 2016	5
MSC Emma	2004	5,060	MSC	$28,500	August 2014	6
OOCL Hong Kong	1995	5,344	OOCL	$26,800	June 2015	8
OOCL China	1996	5,344	OOCL	$26,800	July 2015	8
Total		43,925

Notes:

1)	The employment is for a period of six to 14 months and commenced in January 2013.
2)	The employment is for a period of five to seven months and commenced in October 2013. The charterer has the option to extend the term of the charter by an additional period of six months, plus or minus 30 days, commencing in April 2014, at a gross daily charter rate of $15,500.
3)	The charterer has the option to increase or decrease the term of the charter by 45 days.
4)	Indicates date the vessel is expected to be redelivered.
5)	The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated to us.
6)	The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to extend the term of the charter by an additional one-year term at the same gross daily charter rate.
7)	Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and our Manager, totaling 4.75% for Box Voyager, 1.25% for each of CMA CGM Kingfish, CMA CGM Marlin, OOCL Hong Kong and OOCL China, and 2.5% for each of the other vessels in our fleet, including, in each case, 1.25% to Allseas.
8)	The charterer has the option to increase or decrease the term of the charter by 30 days.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BOX SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)
		December 31, 2012	September 30, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$7,141,452	$12,337,440
Restricted cash		5,740,000	4,990,000
Trade receivables		487,950	928,452
Prepaid expenses and other receivables		488,289	607,396
Due from related parties	Note 3	3,987,430	4,239,279
Inventories		1,733,045	2,274,394
Total current assets		19,578,166	25,376,961

FIXED ASSETS:
Vessels, net	Note 4	401,106,072	389,830,113
Other fixed assets, net	Note 4	222,362	178,050
Total fixed assets		401,328,434	390,008,163

OTHER NON-CURRENT ASSETS:
Interest rate swaps	Note 7	-	303,787
Intangible assets	Note 5	17,878,888	12,030,778
Other assets		2,018,381	1,764,508
Restricted cash		4,260,000	5,010,000

Total Assets		$445,063,869	$434,494,197

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable		$2,197,629	$2,790,906
Accrued expenses		1,913,336	2,240,152
Interest rate swaps	Note 7	397,964	393,782
Due to related parties	Note 3	35,834	196,968
Deferred income		946,614	1,400,651
Current portion of long-term debt	Note 6	22,700,000	22,700,000
Loan due to a related party	Note 6	14,000,000	6,000,000
Dividends on preferred shares payable	Note 8	468,506	219,844
Total current liabilities		42,659,883	35,942,303

LONG-TERM LIABILITIES:
Long-term debt	Note 6	179,550,000	162,525,000
Interest rate swaps	Note 7	253,932	-
Below-market acquired time charters	Note 5	1,820,771	797,938
Total long-term liabilities		181,624,703	163,322,938

Total liabilities		224,284,586	199,265,241

COMMITMENTS AND CONTINGENCIES	Note 12

STOCKHOLDERS' EQUITY:
Common stock, par value $0.01; 475,000,000 shares authorized; 20,926,715 and 24,960,715 shares issued and outstanding at December 31, 2012 and September 30, 2013, respectively	Note 8	209,267	249,607
Preferred stock, par value $0.01; 25,000,000 shares authorized, of which:	Note 8
Series A Participating Preferred Stock: 1,000,000 designated, none issued and outstanding		-	-
Series B Preferred Shares: 2,500,000 designated, none issued and outstanding		-	-
Series B-1 Preferred Shares: 2,500,000 designated, 640,692 and 0 issued and outstanding at December 31, 2012 and September 30, 2013, respectively		6,407	-
Series C Preferred Shares: 2,500,000 designated, 0 and 558,333 issued and outstanding at December 31, 2012 and September 30, 2013, respectively		-	5,583
Additional paid-in capital	Note 8	218,810,448	230,440,960
Accumulated other comprehensive loss	Note 9	(651,896)	(89,995)
Retained earnings		2,405,057	4,622,801
Total stockholders' equity		220,779,283	235,228,956

Total Liabilities and Stockholders' Equity		$445,063,869	$434,494,197

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013
(Expressed in United States Dollars)

		Nine Months Ended September 30,
		2012	2013
REVENUES:
Time charter revenues	Note 5	$49,262,388	$54,055,720
Commissions		(431,932)	(408,856)
Commissions – related party	Note 3	(629,824)	(701,261)
Net Revenues		48,200,632	52,945,603

EXPENSES:
Voyage expenses		1,877,293	2,047,897
Vessels operating expenses		11,103,007	12,509,473
Vessels operating expenses – related party	Note 3	320,319	830,984
Dry-docking expenses		1,930,683	969,136
Dry-docking expenses – related party	Note 3	75,493	41,094
Management fees charged by a related party	Note 3	1,689,573	2,061,843
Depreciation	Note 4	10,862,621	11,320,822
General and administrative expenses		2,326,328	2,401,331
General and administrative expenses – related party	Note 3	1,433,391	2,140,083
Operating income		16,581,924	18,622,940

OTHER INCOME / (EXPENSES):
Interest and finance costs		(5,764,812)	(5,832,795)
Interest and finance costs – related party	Note 3	(511,747)	(489,518)
Interest income		14,707	3,702
Foreign currency loss, net		(17,471)	(12,826)
Total other expenses, net		(6,279,323)	(6,331,437)

NET INCOME		$10,302,601	$12,291,503

Other Comprehensive (Loss) / Income
Unrealized (loss) / gain on cash flow hedges	Notes 7, 9	(758,166)	561,901
Total Other Comprehensive (Loss) / Income		(758,166)	561,901

COMPREHENSIVE INCOME		9,544,435	12,853,404

Earnings per common share, basic	Note 11	$0.44	$0.37
Earnings per common share, diluted	Note 11	$0.44	$0.36

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BOX SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013
(Expressed in United States Dollars, except for share data)

	Common Stock		Preferred Stock
	Number of shares	Par Value	Number of shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss)/ Income	Retained Earnings	Total

Balance, December 31, 2011	16,317,000	$163,170	-	$-	$176,496,943	$-	$5,700,964	$182,361,077

Issuance of preferred stock, net of issuance costs	-	-	1,333,333	13,333	38,382,224	-	-	38,395,557
Issuance of common shares, net of issuance costs	4,285,715	42,857	-	-	28,021,026	-	-	28,063,883
Redemption of preferred stock	-	-	(692,641)	(6,926)	(19,009,793)	-	(1,762,511)	(20,779,230)
Share-based compensation	9,000	90	-	-	840,684	-	-	840,774
Net income	-	-	-	-	-	-	10,302,601	10,302,601
Unrealized loss on cash flow hedges	-	-	-	-	-	(758,166)	-	(758,166)
Dividends paid on common shares ($0.86 per share)	-	-	-	-	(4,869,323)	-	(10,285,323)	(15,154,646)
Dividends on preferred shares	-	-	-	-	-	-	(770,011)	(770,011)

BALANCE, September 30, 2012	20,611,715	$206,117	640,692	$6,407	$219,861,761	$(758,166)	$3,185,720	$222,501,839

BALANCE, December 31, 2012	20,926,715	$209,267	640,692	$6,407	$218,810,448	$(651,896)	$2,405,057	$220,779,283

Issuance of common shares, net of issuance costs	4,000,000	40,000	-	-	19,902,163	-	-	19,942,163
Issuance of preferred stock, net of issuance costs	-	-	558,333	5,583	12,579,900	-	-	12,585,483
Redemption of preferred stock	-	-	(640,692)	(6,407)	(17,584,032)	-	(2,062,788)	(19,653,227)
Share-based compensation	34,000	340	-	-	1,500,373	-	-	1,500,713
Net income	-	-	-	-	-	-	12,291,503	12,291,503
Unrealized gain on cash flow hedges	-	-	-	-	-	561,901	-	561,901
Dividends paid on common shares ($0.46 per share)	-	-	-	-	(4,767,892)	-	(6,714,037)	(11,481,929)
Dividends on preferred shares	-	-	-	-	-	-	(1,296,934)	(1,296,934)

BALANCE, September 30, 2013	24,960,715	$249,607	558,333	$5,583	$230,440,960	$(89,995)	$4,622,801	$235,228,956

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BOX SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013
(Expressed in United States Dollars)

	Nine Months Ended September 30,
	2012	2013
Cash Flows from Operating Activities:
Net income	$10,302,601	$12,291,503
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,862,621	11,320,822
Amortization of intangibles	2,591,106	4,825,277
Amortization of financing costs	436,058	479,870
Share-based compensation	840,774	1,500,713
Changes in operating assets and liabilities	(3,007,699)	(66,358)
Net Cash from Operating Activities	22,025,461	30,351,827

Cash Flows from Investing Activities:
Acquisition of vessels, attached intangibles and related capital expenditures	(62,412,439)	-
Other fixed assets acquired	(6,842)	-
Net Cash used in Investing Activities	(62,419,281)	-

Cash Flows from Financing Activities:
Proceeds from long-term debt	25,000,000	-
Repayment of long-term debt	(13,275,000)	(17,025,000)
Repayment of long-term loan from a related party	-	(8,000,000)
Payment of financing costs	(327,820)	(142,900)
Proceeds from the issuance of common shares	28,539,005	20,055,000
Proceeds from the issuance of preferred shares	38,499,990	12,895,992
Payment of other offering costs	(417,110)	(258,179)
Redemption of preferred shares	(20,779,230)	(19,653,227)
Dividends paid on common shares	(15,154,646)	(11,481,929)
Dividends paid on preferred shares	(301,505)	(1,545,596)
Net Cash from / (used in) Financing Activities	41,783,684	(25,155,839)

Net increase in cash and cash equivalents	1,389,864	5,195,988

Cash and cash equivalents at the beginning of the period	7,150,155	7,141,452

Cash and cash equivalents at the end of the period	$8,540,019	$12,337,440

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BOX SHIPS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

1.           Basis of Presentation and General Information

Box Ships Inc. ("Box Ships") is a public company incorporated in the Republic of the Marshall Islands on May 19, 2010. Box Ships is an Athens, Greece-based international shipping company engaged in the transportation of containers worldwide through the ownership and operation of containership vessels.

The accompanying unaudited consolidated financial statements include the accounts of Box Ships Inc. and its wholly-owned subsidiaries (collectively the "Company") listed below.

i)	Vessel owning subsidiaries:

Vessel Owning Company	Company Acquisition Date	Vessel Acquisition Date	Vessel's Name	Built	TEU4
Polyaristi Navigation Co.1	April 20, 2011	April 29, 2011	Box Voyager	2010	3,426
Efploias Shipping Co. 1	April 20, 2011	April 29, 2011	Box Trader	2010	3,426
Tacita Oceanway Carrier Co. 1	April 20, 2011	May 19, 2011	CMA CGM Kingfish	2007	5,095
Alaqua Marine Ltd. 1	May 2, 2011	May 31, 2011	CMA CGM Marlin	2007	5,095
Aral Sea Shipping S.A. 1	April 20, 2011	May 19, 2011	Maersk Diadema (formerly the MSC Siena)	2006	4,546
Amorita Development Inc.1	April 20, 2011	May 9, 2011	Maule	2010	6,589
Lawry Shipping Ltd2	June 7, 2011	August 3, 2011	MSC Emma	2004	5,060
Triton Shipping Limited3	June 11, 2012	June 25, 2012	OOCL Hong Kong	1995	5,344
Rosetta Navigation Corp. Limited3	June 11, 2012	July 5, 2012	OOCL China	1996	5,344

ii)	Non-vessel owning subsidiary:

Ardal International Co.2

1 Incorporated in Liberia.
2 Incorporated in Marshall Islands.
3 Incorporated in Hong Kong.
4 TEU: A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim condensed consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2013. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2012 included in the Company's Annual Report on Form 20-F.

The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. ("Allseas"), a related party wholly owned by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer.

2.           Significant Accounting Policies

The same accounting policies have been followed in these interim condensed consolidated financial statements as were applied in the preparation of the Company's financial statements for the year ended December 31, 2012, except for the change in accounting estimate discussed in Note 4. See Note 2 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report on Form 20-F.

Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company's unaudited interim condensed consolidated financial statements in the current period or expected to have an impact on future periods.

BOX SHIPS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

3.	Transactions with Related Parties

(a)
Paragon Shipping Inc. ("Paragon"): Box Ships Inc. was formed by Paragon on May 19, 2010, to specialize in the container shipping industry. Paragon paid on behalf of the Company the pre-offering costs relating to the listing of the Company's shares on NYSE in April 2011 and other minor operating expenses relating to the sale of Box Voyager, Box Trader and CMA CGM Kingfish to the Company. All amounts due to Paragon were fully repaid in July 2012. As of December 31, 2012 and September 30, 2013, Paragon had 16.4% and 13.8% interest in Box Ships Inc., respectively. In addition, in 2011, Paragon granted the Company an unsecured loan (Note 6). Interest charged on the loan, during the nine months ended September 30, 2012 and 2013, amounted to $511,747 and $424,518, respectively. In March 2013, the Company agreed to amend the terms of the unsecured loan agreement with Paragon Shipping (Note 6). In consideration for the amendment of the loan agreement, the Company agreed to pay an amendment fee of $65,000, included in Interest and finance costs – related party.

(b)
Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On June 1, 2011, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company's Chairman, President and Chief Executive Officer. The monthly rental was €1,000 plus 3.6% tax. The term of the lease was for 1 year beginning on June 1, 2012 and expired on May 31, 2013. In June 2013, the rental agreement was extended for 1 year at a monthly rental of €1,500 (or $2,024 using an exchange rate of $1.3494:€1.00, the U.S. dollar/Euro exchange rate as of September 30, 2013, according to Bloomberg) plus 3.6% tax, resulting in a commitment of approximately $16,776 as of September 30, 2013, based on a $/€ exchange rate as of September 30, 2013 of $1.3494:€1.00. Upon expiration and in case of renewal, the rental will be adjusted annually for inflation increases. Rent expense under this lease amounted to $8,532 and $14,925 for the nine months ended September 30, 2012 and 2013, respectively, and is included in General and administrative expenses – related party.

(c)	Allseas Marine S.A:

A. Ship-Owning Companies Management Agreements: The Company outsources the technical and commercial management of its vessels to Allseas, pursuant to management agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements have an initial term of five years and automatically extend for successive five year terms, unless, in each case, at least three months' advance notice of termination is given by either party. In addition, the management agreements may be terminated by either party for cause, as set forth in the management agreements, on at least 30 days' advance written notice. The management agreements provide for the following:

(i) Charter Hire Commissions - The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("charter hire commission").

(ii) Vessel Commissions – A commission equal to 1% of the contract price, calculated in accordance with the relevant memorandum of agreement, of any vessel bought or sold on behalf of the Company, is payable to Allseas.

(iii) Management Fees – A fixed monthly technical management fee of €634.88 per vessel per day was payable by the Company to Allseas, adjusted on June 1, 2013 to €643.77 per vessel per day, which will be adjusted annually in accordance with the official Eurozone inflation rate.

(iv) Pre-Delivery Services – A lump sum fee of $15,000 is payable to Allseas, for pre-delivery services provided, during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(v) Superintendent Fees – A fee of €500 per day is payable to Allseas for each day in excess of 5 days per calendar year for which a Superintendent performs on site inspection.

Each month, the Company makes an advance payment to Allseas to cover working capital equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount advanced to Allseas over payments made by Allseas for Company's operating expenses is included in Due from related parties.

BOX SHIPS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

3.           Transactions with Related Parties – Continued

B. Administrative Services Agreement: The Company entered into an administrative service agreement with Allseas on April 19, 2011. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for the Company's offices, and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas to be reimbursed on a quarterly basis.

C. Executive Services Agreement: The Company entered into an executive services agreement with Allseas on April 19, 2011, pursuant to which Allseas provides the services of our executive officers, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. In connection with the provision of services under the agreement, Allseas is entitled to an executive services fee of $2,200,000 per annum payable in twelve monthly installments effective from January 1, 2013. The executive services fee shall be reviewed annually or occasionally by the Company's Board of Directors. In addition, Allseas is entitled to incentive compensation, at the discretion of the Company's Board of Directors.

D. Accounting Agreement: On September 12, 2012, the Company entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas provides financial, accounting and financial reporting services. The agreement has an initial term of one year and automatically renews for successive one-year term unless terminated earlier. In connection with the provision of financial and accounting services under the agreement, Allseas is entitled to a financial and accounting services fee of €250,000 per annum, paid quarterly in arrears. In connection with the provision of the financial reporting services under the agreement, Allseas is entitled to a financial reporting fee of $30,000 per vessel per annum, paid quarterly in arrears. The financial and accounting services fee and the financial reporting fee shall be revised by the Company's Board of Directors.

E. Compensation Agreement: On September 12, 2012, the Company entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of its fleet (including the termination by Allseas of the management agreements for cause), it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) €3,000,000 (or $4,048,200 using an exchange rate of $1.3494:€1.00, the U.S. dollar/Euro exchange rate as of September 30, 2013, according to Bloomberg), provided that Allseas will not receive this termination fee in the event that the Company terminates its management agreements with Allseas for cause.

The following amounts charged by Allseas are included in the interim consolidated statements of comprehensive income:

	Nine Months Ended September 30,
	2012	2013
A(i) – Charter hire commissions	$629,824	$701,261
A(iii) – Management fees	$1,689,573	$2,061,843
A(v) – Superintendent fees (included in Vessels operating expenses – related party)	$179,296	$686,346
A(v) – Superintendent fees (included in Dry-docking expenses – related party)	$75,493	$41,094
B – Administrative fees (included in General and administrative expenses – related party)	$25,782	$26,588
C – Executive services fees (included in General and administrative expenses – related party)	$1,350,000	$1,650,000
D – Financial, accounting and financial reporting services fee (included in General and administrative expenses – related party)	$49,077	$448,570

In addition to the above, during the nine months ended September 30, 2012 and 2013, vessel commissions, pre-delivery services and superintendent fees incurred which were capitalized and included in the cost of the vessels amounted to $670,988 and $0, respectively.

As of December 31, 2012 and September 30, 2013, the amounts due from Allseas were $3,952,972 and $4,204,821, respectively.

BOX SHIPS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

3.           Transactions with Related Parties – Continued

(d)
Manning Agency Agreements: Each ship-owning company, with the exception of Triton Shipping Limited and Rosetta Navigation Corp. Limited, has a manning agency agreement with Crewcare Inc., a company beneficially owned by the Company's Chairman, President and Chief Executive Officer, based in Manila, Philippines. Manning services are being provided in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board each vessel, and an one-time recruitment fee of $120 per seaman. In addition, the agreement also provides for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred for the nine months ended September 30, 2012 and 2013 amounted to $141,023 and $144,638, respectively, and are included in Vessels operating expenses – related party. As of December 31, 2012 and September 30, 2013, the balances due to Crewcare Inc. amounted to $35,834 and $196,968, respectively, and are included in Due to related parties in the accompanying unaudited interim condensed consolidated balance sheets.

(e)
Proplous Navigation S.A. ("Proplous"): On April 19, 2011, the Company entered into a Memorandum of Agreement with Proplous, a company owned by the Company's Chairman, President and Chief Executive Officer for the acquisition of CMA CGM Marlin. Certain costs of $34,458 were paid by the Company and are due from Proplous as of December 31, 2012 and September 30, 2013 and are included in Due from related parties in the accompanying unaudited interim condensed consolidated balance sheets.

4.           Vessels, Net and Other Fixed Assets, Net

The decrease of $11,275,959 for the nine months ended September 30, 2013 in the carrying value of vessels to $389,830,113 is attributable to the depreciation charge for the period. Effective January 1, 2013, the Company revised its scrap rate estimate prospectively from $150 to $300 per lightweight ton, in order to align the scrap rate estimate with the current historical average scrap prices. The effect of the increase in the estimated scrap rate was to decrease depreciation expense and to increase net income by approximately $1,000,000, or $0.04 per basic and diluted share for the nine months ended September 30, 2013.

All the Company's vessels are first-priority mortgaged as collateral to secure the bank loans discussed in Note 6. No impairment loss was recorded during the nine months ended September 30, 2013.

The decrease for the nine months ended September 30, 2013 in the carrying value of other fixed assets to $178,050 is mainly attributable to the depreciation charge for the period.

5.           Above / Below Market Acquired Time Charters / Other Intangible Assets

The Company acquired five vessels with attached time charter contracts having rates, which were above the market rates, while another two vessels were acquired with attached time charter contracts having rates, which were below the market rates. The above and below market acquired time charters recorded on acquisition amounted to $22,149,258 and $4,020,335, respectively and are amortized / accreted over the remaining period of the related time charters as a reduction or addition, respectively, to time charter revenues. Such amortization and accretion to time charter revenues for the above and below market acquired time charters amounted to $3,348,190 and $1,026,579, for the nine months ended September 30, 2012 and $5,058,027 and $1,022,833, for the nine months ended September 30, 2013, respectively.

The carrying value of the intangible assets and liabilities as of September 30, 2013 is expected to be amortized / accreted as follows:

For the period:	Above Market Acquired Time Charters	Below Market Acquired Time Charters
October 1, 2013 – September 30, 2014	$5,706,663	$797,938
October 1, 2014 – September 30, 2015	3,716,170	-
October 1, 2015 – September 30, 2016	764,764	-
Total	$10,187,597	$797,938

In addition, in relation to the acquisition of OOCL Hong Kong and OOCL China, the Company recorded other intangible assets of $3,169,014, relating to the attached manning agreements at below market rates. Such amortization for the nine months ended September 30, 2012 and 2013, amounted to $269,495 and $790,083, respectively. Other intangible assets are amortized over the three-year time charter period as an addition, to crew costs, which are included in Vessels Operating Expenses.

BOX SHIPS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

5.           Above / Below Market Acquired Time Charters / Other Intangible Assets – Continued

The carrying value of other intangible assets as of September 30, 2013 is expected to be amortized as follows:

For the period:	Other Intangible Assets
October 1, 2013 – September 30, 2014	$1,056,338
October 1, 2014 – September 30, 2015	786,843
Total	$1,843,181

6.           Long-term Debt

The table below presents the loans outstanding as of December 31, 2012 and September 30, 2013:

	December 31, 2012	September 30, 2013
Secured bank debt	$202,250,000	$185,225,000
Unsecured bank debt	14,000,000	6,000,000
Total	$216,250,000	$191,225,000

Presented as follows:
Current portion of long-term debt	$22,700,000	$22,700,000
Current portion of loan due to a related party	14,000,000	6,000,000
Long-term debt	179,550,000	162,525,000
Total	$216,250,000	$191,225,000

The minimum annual principal payments required to be made after September 30, 2013 are as follows:

For the period:
October 1, 2013 – September 30, 2014	$28,700,000
October 1, 2014 – September 30, 2015	32,700,000
October 1, 2015 – September 30, 2016	17,700,000
October 1, 2016 – September 30, 2017	101,075,000
October 1, 2017 – September 30, 2018	11,050,000
Total	$191,225,000

Details of the loans as of December 31, 2012 are discussed in Note 7 of our consolidated financial statements for the year ended December 31, 2012 included in the Company's annual report on Form 20-F.

On March 11, 2013, the Company agreed to amend the terms of the unsecured loan agreement with Paragon Shipping dated May 27, 2011, with a then outstanding principal balance of $13,000,000. Pursuant to the terms of the amended loan agreement, the maturity of the loan was extended from April 19, 2013 to April 19, 2014 and the outstanding loan is repayable in quarterly principal installment payments of $1,000,000 each, commencing on April 19, 2013, with a final balloon payment on the maturity date. In consideration for the amendment of the loan agreement, the Company agreed to pay an amendment fee of $65,000, included in Interest and finance costs – related party, and to increase the margin by 100 basis points. On August 5, 2013, the Company prepaid $5,000,000 to Paragon Shipping under its unsecured loan agreement.

BOX SHIPS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

6.           Long-term Debt - Continued

Debt Securities and Covenants: During the second and third quarter of 2013, the Company entered into supplemental agreements with its lenders and agreed to certain amendments in the financial covenants, as described below:

(a)           $100,000,000 senior secured loan agreement with ABN AMRO Bank

For the waiver period commencing on June 28, 2013 and ending on April 1, 2014, the Company agreed to the following amendments in the asset cover ratio and certain financial covenants, calculated on a consolidated basis:

(i)	The minimum asset cover ratio shall be 120% during the waiver period and 140% thereafter.
(ii)	The Market Value Adjusted Net Worth is permanently reduced to a minimum of $100,000,000.
(iii)	The ratio of Total Debt to Market Value Adjusted Total Assets shall be less than 0.85:1 during the waiver period and 0.65:1 thereafter.

As of September 30, 2013, the asset cover ratio, the Market Value Adjusted Net Worth and the ratio of Total Debt to Market Value Adjusted Total Assets were calculated at 152%, approximately $128,310,000 and 0.60:1, respectively, as defined in the loan agreement.

(b)           $30,000,000 secured loan agreement with Unicredit Bank

For the waiver period commencing on June 27, 2013 and ending on January 1, 2014, the Company agreed to the following amendments in the asset cover ratio and one of the financial covenants, calculated on a consolidated basis:

(i)	The minimum asset cover ratio shall be 110% during the waiver period and 120% thereafter.
(ii)	The ratio of Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.85:1 during the waiver period and 0.65:1 thereafter.

As of September 30, 2013, the asset cover ratio and the ratio of Total Liabilities to Market Value Adjusted Total Assets were calculated at 126% and 0.67:1, respectively, as defined in the loan agreement.

(c)           Two $22,000,000 secured loan agreements with Credit Suisse

For the waiver period commencing on March 31, 2013 and ending on April 1, 2014, the Company agreed to the following amendments in certain financial covenants, calculated on a consolidated basis:

(i)	The Market Value Adjusted Net Worth shall not be less than $100,000,000 during the waiver period and $150,000,000 thereafter.
(ii)	The ratio of Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.85:1 during the waiver period and 0.65:1 thereafter.

As of September 30, 2013, the Market Value Adjusted Net Worth and the ratio of Total Liabilities to Market Value Adjusted Total Assets were calculated at approximately $121,160,000 and 0.62:1, respectively, as defined in the loan agreement.

(d)           $30,250,000 secured loan agreement with Commerzbank

For the waiver period, as defined below, the Company agreed to the following amendments in the asset cover ratio and certain financial covenants, calculated on a consolidated basis:

(i)
The minimum asset cover ratio shall be 118%, during the waiver period commencing on June 28, 2013 and ending on the earlier of (i) April 3, 2014 or (ii) the date that the employment of the MSC Emma is terminated or reduced to a level that is insufficient to fund payments due under the loan agreement, and 133% thereafter.

(ii)
The Net Worth shall not be less than $50,000,000, during the waiver period commencing on June 28, 2013 and ending on the earlier of (i) July 3, 2014 or (ii) the date that the employment of the MSC Emma is terminated or reduced to a level that is insufficient to fund payments due under the loan agreement, and $150,000,000 thereafter.

(iii)
The ratio of Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.85:1, during the waiver period commencing on June 28, 2013 and ending on the earlier of (i) July 3, 2014 or (ii) the date that the employment of the MSC Emma is terminated or reduced to a level that is insufficient to fund payments due under the loan agreement, and 0.65:1 thereafter.

BOX SHIPS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

6.           Long-term Debt - Continued

As of September 30, 2013, the asset cover ratio, the Net Worth and the ratio of Total Liabilities to Market Value Adjusted Total Assets were calculated at 122%, approximately $114,400,000 and 0.64:1, respectively, as defined in the loan agreement.

(e)           $25,000,000 loan agreement with ABN AMRO Bank

For the waiver period commencing on June 28, 2013 and ending on April 1, 2014, the Company agreed to the following amendments in the asset cover ratio and certain financial covenants, calculated on a consolidated basis:

(i)	The minimum asset cover ratio shall be 110% during the waiver period and 140% thereafter.
(ii)	The Market Value Adjusted Net Worth is permanently reduced to a minimum of $100,000,000.
(iii)	The ratio of Total Debt to Market Value Adjusted Total Assets shall be less than 0.85:1 during the waiver period and 0.65:1 thereafter.

As of September 30, 2013, the asset cover ratio, the Market Value Adjusted Net Worth and the ratio of Total Debt to Market Value Adjusted Total Assets were calculated at 195%, approximately $128,310,000 and 0.60:1, respectively, as defined in the loan agreement.

The Company, during the waiver period commencing on June 28, 2013 and ending on April 1, 2014, may declare and pay quarterly dividends at a maximum amount of $0.15 per common share outstanding. In consideration for the amendments of the loan agreements, the Company agreed to pay waiver fees and to increase the margin with one of its lenders during the waiver period by 35 basis points.

As of September 30, 2013, the Company was in compliance with all of its debt covenants, or had obtained waivers.

7.           Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Company consist of long-term bank loans, a loan due to a related party, accounts payable and accrued liabilities.

(a) Interest rate risk: The Company's long-term bank loans and loan due to a related party are based on LIBOR and hence the Company is exposed to movements in LIBOR. The Company entered into interest rate swap agreements, in order to hedge its variable interest rate exposure.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties and cash and cash equivalents. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The amounts due from related parties mainly relate to advance payments to Allseas to cover working capital equal to one month of estimated operating expenses. The Company places its cash and cash equivalents, with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

(c) Fair value: The carrying values of trade accounts receivable, amounts due from related parties, cash and cash equivalents, restricted cash, accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and loan due to a related party approximate the recorded value, due to their variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence long-term bank loans and loan due to a related party are considered Level 2 items in accordance with the fair value hierarchy. The interest rate swaps are stated at fair value.

BOX SHIPS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

7.           Financial Instruments – Continued

Interest rate swap agreements

As of September 30, 2013 and December 31, 2012, the Company had nine interest rate swap agreements outstanding, with an outstanding notional amount of $71,058,200 and $78,876,800, respectively. Details of the interest rate swap agreements are discussed in Note 8 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's annual report on Form 20-F. The Company's interest rate swaps qualified for hedge accounting. The Company adjusts its interest rate swap contracts to fair market value at the end of every period and records the resulting unrealized losses during the period in Other Comprehensive (Loss) / Income in the Statement of Stockholders' Equity. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains / (losses) in the consolidated statement of stockholders' equity are shown below:

Derivative Instruments designated as hedging instruments

		December 31, 2012	September 30, 2013
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Current liabilities – Interest rate swaps	$397,964	$393,782
Interest rate swaps	Long-term liabilities – Interest rate swaps	253,932	-
Interest rate swaps	Non-current assets – Interest rate swaps	-	(303,787)
Total derivatives		$651,896	$89,995

The following table presents the impact of derivative instruments and their location within Net Income:

Derivative Instruments designated as hedging instruments

		Nine Months Ended September 30,
	Location of Gain/(Loss) Recognized	2012	2013
Interest rate swaps	Interest and finance costs	(53,717)	(317,867)

The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The fair value of the interest rate swap agreements approximates the amount that the Company would have to pay for the early termination of the agreements.

As of December 31, 2012 and September 30, 2013, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated balance sheets. The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the nine months ended September 30, 2012 and 2013.

8.           Capital Structure

(a)	Common Stock:

On March 18, 2013, the Company completed a public offering of 4,000,000 common shares at a public offering price of $5.25 per share, resulting in net proceeds of $20,055,000, net of underwriters' discounts and commissions. Other offering costs amounted to $112,837.

During the nine months ended September 30, 2013, 34,000 common shares were issued under the Company's equity incentive plan (Note 10). As of September 30, 2013, the Company had a total of 24,960,715 common shares outstanding, of which 530,335 shares are not vested and were issued under the Company's Equity Incentive Plan.

During the nine months ended September 30, 2013, the Company paid dividends totaling $0.46 per share, amounting to $11,481,929.

BOX SHIPS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

8.           Capital Structure – Continued

(b)	Preferred Stock:

On July 29, 2013, the Company completed the public offering of 558,333 shares of its 9.00% Series C Preferred Shares at a public offering price of $24.00 per share, which resulted in net proceeds of $12,895,992, net of underwriting discounts and commissions. Other offering costs amounted to $310,509. Neige International purchased $4,999,992 of the Series C Preferred Shares, or 208,333 shares, sold in the offering at the public offering price. The net proceeds from the offering along with a portion of the Company's cash reserves were used to redeem and retire all of the outstanding Series B-1 Preferred Shares plus accrued and unpaid dividends. Following the completion of this offering, 2,500,000 Series C Preferred Shares are authorized and 558,333 shares are issued and outstanding. The Series C Preferred Shares commenced trading on the New York Stock Exchange under the symbol "TEUPRC" on July 30, 2013.

Dividends: Holders of the Series C Preferred Shares are entitled to receive cumulative dividends from the date of issuance. Dividends on Series C Preferred Shares shall accrue and be cumulative, on a 30/360 day count basis, at a rate of 9.00% per annum per $25.00 liquidation preference per Series C Preferred Share, subject to adjustment under certain circumstances as described in the Statement of Designation of the Rights, Preferences and Privileges of the Series C Preferred Shares, and are payable quarterly on January 1, April 1, July 1 and October 1 of each year, commencing October 1, 2013, when, as and if declared by the Company's board of directors.

Redemption: The Series C Preferred Shares are not subject to mandatory redemption. At any time on or after July 29, 2016 and prior to July 29, 2018, the Company, at its option, may redeem, in whole or in part, the Series C Preferred Shares at a redemption price equal to 101% of the liquidation preference of $25.00 per share and at any time thereafter at a redemption price equal to the liquidation preference of $25.00 per share, in each case plus an amount equal to all accumulated and unpaid dividends.

Conversion rights: The Series C Preferred Shares are not convertible into common shares, except under certain conditions upon a change of control of the Company.

As of September 30, 2013, the Company had a total of 558,333 Series C Preferred Shares outstanding.

During the nine months ended September 30, 2013, the Company declared dividends of $937,012, in relation to the first and second quarter of 2013 and paid to Neige International, the only holder of the Company's Series B-1 Preferred Shares, dividends of $1,405,518 in relation to the fourth quarter of 2012, first and second quarter of 2013. In July 2013, in connection with the redemption of the Series B-1 Preferred Shares, the Company paid to Neige International accrued and unpaid dividends for the period from July 1, 2013 to the redemption date of $140,078.

In addition, on September 13, 2013, the Company declared a cash dividend of $0.39375 per share, or $219,844, on its Series C Preferred Shares for the period from the original issuance of the Series C Preferred Shares on July 29, 2013 through September 30, 2013. The dividend was paid on October 1, 2013 to all holders of Series C Preferred Shares of record as of September 30, 2013.

BOX SHIPS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

9.           Accumulated Other Comprehensive (Loss) / Income

The components of AOCI included in the accompanying interim condensed consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Changes in AOCI by Component
For the nine months ended September 30, 2013

Unrealized Gain / (Loss) on cash flow hedges
AOCI — Balance, January 1, 2013	$(651,896)

OCI before reclassifications	879,768
Amounts reclassified from AOCI	(317,867)
Net current-period OCI	561,901

AOCI — Balance, September 30, 2013	$(89,995)

Reclassifications out of AOCI
For the nine months ended September 30, 2013

Details about AOCI Components	Amount Reclassified from AOCI	Affected Line Item in the Statement Where Net Income is Presented
Gains and losses on cash flow hedges
Interest rate contracts	$317,867	Interest and finance costs

Total reclassifications for the period	$317,867

10.           Share Based Compensation

A summary of the activity for non-vested share awards is as follows:

	Number of Shares	Weighted Average Fair Value
Non-vested, December 31, 2012	532,333	$8.430
Granted	34,000	$6.110
Vested	(35,998)	$11.027
Non-vested, September 30, 2013	530,335	$8.143

On February 4, 2013, the Company granted 34,000 non-vested share awards, with a grant date fair value of $6.11 per share. Such non-vested shares will vest ratably in annual installments over a two-year period commencing on December 31, 2013.

The remaining unrecognized compensation cost amounting to $2,249,828 as of September 30, 2013, is expected to be recognized over the remaining period of 1.2 years, according to the contractual terms of those non-vested share awards.

Share based compensation amounted to $840,774 and $1,500,713 for the nine months ended September 30, 2012 and 2013, respectively, and is included in general and administrative expenses.

BOX SHIPS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

11.           Earnings Per Share (EPS)

Basic EPS – Common Shares:

	Nine Months Ended September 30,
Numerator	2012	2013
Net income available to common shares	$10,302,601	$12,291,503
Less: Series B-1 Preferred Shares dividends	(770,011)	(1,077,090)
Less: Series C Preferred Shares dividends	-	(219,844)
Less: Redemption of Series B-1 Preferred Shares	(1,762,511)	(2,062,788)
Less: Income attributable to non-vested share awards	(135,061)	(202,417)
Net income available to common shareholders	$7,635,018	$8,729,364

Denominator
Weighted average number of common shares outstanding, basic	17,194,775	23,302,586

Net income per common share, basic	$0.44	$0.37

Diluted EPS – Common Shares:

	Nine Months Ended September 30,
Numerator	2012	2013
Net income available to common shares	$10,302,601	$12,291,503
Less: Series B-1 Preferred Shares dividends	(770,011)	(1,077,090)
Less: Series C Preferred Shares dividends	-	(219,844)
Less: Redemption of Series B-1 Preferred Shares	(1,762,511)	(2,062,788)
Plus: Series B-1 Preferred Shares dividends, if converted to common shares	385,216	1,077,090
Less: Income attributable to non-vested share awards	(135,061)	(202,417)
Net income available to common shareholders	$8,020,234	$9,806,454

Denominator
Weighted average number of common shares outstanding, basic	17,194,775	23,302,586
Effect of Series B-1 Preferred Shares, if converted to common shares	991,187	4,189,011
Weighted average number of common shares outstanding, diluted	18,185,962	27,491,597

Net income per common share, diluted	$0.44	$0.36

Weighted Average Number of Shares – Basic - In calculating basic EPS, the Company includes the effect of vested share awards from their vesting date.

Weighted Average Number of Common Shares – Diluted - In calculating diluted EPS the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS for the common shares, the unvested share awards outstanding under the Company's Stock Incentive Plan, common shares issuable upon exercise of the Company's outstanding warrants and common shares issuable upon conversion of the Series B-1 Preferred Shares weighted for the period that were outstanding, are included in the shares outstanding unless their effect is anti-dilutive.  The Company excluded the dilutive effect of 530,335 (September 30, 2012: 290,001) non-vested share awards and 1,333,333 (September 30, 2012: 1,333,333) warrants in calculating diluted EPS for its common shares as of September 30, 2013, as they were anti-dilutive.

BOX SHIPS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

12.           Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of September 30, 2013, the Company is not aware of any claim or contingent liability, which is reasonably possible and should be disclosed, or probable and for which a provision should be established in the accompanying financial statements.

On May 17, 2013, Paragon Shipping through its wholly owned subsidiaries entered into an agreement for a $69,000,000 credit facility with China Development Bank, subject to certain contingencies and conditions, to partially finance its two 4,800 TEU containerships under construction, that are expected to be delivered in the third quarter of 2014. Paragon Shipping has granted an option to the Company to acquire the vessels at any time prior to their delivery to Paragon Shipping or purchase such vessels at any time after their delivery to Paragon Shipping, so long as the vessels are owned by Paragon Shipping at such time. The credit facility can be freely transferred to the Company, if the Company decides to declare its option to acquire these vessels. The credit facility which is available for drawdown upon the delivery of the vessels is subject to certain contingencies and conditions, among which is the Company's shareholders' approval to act as a joint and several guarantor along with Paragon Shipping under the agreement (Note 13).

13.           Subsequent Events

a.
On October 9, 2013, the Company completed a follow-on public offering of 340,000 shares of its Series C Preferred Shares at a public offering price of $24.00 per share, which resulted in net proceeds of $7,450,400, net of underwriting discounts and commissions of $489,600 and estimated offering expenses of $220,000. Dividends on the 340,000 newly issued Series C Preferred Shares accrue and are cumulative from the dividend payment date of the previously issued Series C Preferred Shares immediately preceding their date of issuance and will be payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing January 1, 2014, when, as and if declared by the Company's board of directors. Dividends will be payable at a rate equal to 9.00% per annum of the liquidation preference of $25.00 per share. The 340,000 Series C Preferred Shares commenced trading on the New York Stock Exchange under the symbol "TEUPRC" on October 10, 2013. On November 13, 2013, the Company completed the sale of 18,000 Series C Preferred Shares at the offering price of $24.00 per share, through the exercise of the underwriters' over-allotment option, which resulted in net proceeds of $406,080, net of underwriting discounts and commissions of $25,920.

b.
On October 18, 2013, the Company repaid in full, out of the net proceeds of the follow-on preferred stock offering, the outstanding balance of $6,000,000 to Paragon Shipping under its unsecured loan agreement.

c.
On November 7, 2013, the Company declared a quarterly dividend of $0.06 per common share, amounting to $1,497,643, with respect to the third quarter of 2013, payable on November 28, 2013 to shareholders of record as of the close of business on November 21, 2013.

d.
On November 12, 2013, the Company's Annual Meeting of Shareholders ratified the Company's execution and delivery and approved the Company's performance, of a corporate guarantee in connection with the guarantee of a loan of up to $69,000,000, made between Irises Shipping Ltd. and Nereus Navigation Ltd., two wholly-owned subsidiaries of Paragon Shipping Inc., and China Development Bank, discussed under Note 12.

e.
On November 22, 2013, the Company's board of directors approved incentive compensation for executive services and non-executive directors amounting to €630,000 in cash (or $849,555 using an exchange rate of $1.3485:€1.00, the U.S. dollar/Euro exchange rate as of November 22, 2013, according to Bloomberg), which will be recognized in the fourth quarter of 2013.  In addition, on November 22, 2013, 315,000 shares of the Company’s restricted common stock were granted to the Company’s Chairman, President and Chief Executive Officer and non-executive directors, at a fair value of $3.175 per share.  All such restricted shares will rest ratably in annual installments over a two-year period commencing on December 31, 2014.  Share-based compensation with respect to such restricted shares will be recognized over the period from the grant date to December 31, 2015.